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                                                                  EXHIBIT 2.2



         THIS ASSET PURCHASE AGREEMENT (this "Agreement") is made and entered into as of July 16, 1997, by and between ACT Networks (BNS), Inc., a wholly-owned subsidiary of ACT Networks, Inc., a Delaware corporation ("Purchaser"), and Sourcecom, Inc., a California corporation ("Seller").

                                    RECITALS

         A. Seller is the debtor and debtor-in-possession in that certain Chapter 11 bankruptcy proceeding known as In re Sourcecom, Inc. pending in the United States Bankruptcy Court, Central District of California (the "Bankruptcy Court"), as Case No. SV___________.

         B. Subject to the conditions set forth herein, Seller desires to sell, and Purchaser desires to purchase, all of the assets of Seller in accordance with the terms set forth herein.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Transfer of Assets. Subject to the terms and conditions set forth in this Agreement, on the Closing Date (as defined below), Seller shall sell, transfer, assign and deliver to Purchaser (the "Transfer") and Purchaser shall purchase from Seller, for the consideration hereinafter described, all of Seller's right, title and interest in all of its assets, including, without limitation, the following assets (the "Assets"):

         (a) the inventory of raw materials, work in process and finished goods including, without limitation, those assets listed on Schedule 1(a) (the "Inventory");

         (b) all tooling of Seller, whether or not in the possession of Seller;

         (c) all owned tools, machinery, equipment, office furniture, office equipment and other tangible personal property, including without limitation those assets listed on Schedule 1(c);

         (d) all accounts receivable of Seller including without limitation those assets listed on Schedule 1(d);

         (e) those certain assets listed on Schedule 1(e);


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         (f) all other goodwill and intellectual property of Seller (hereinafter collectively referred to as "Proprietary Rights"), including without limitation, all (i) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, re-examination, utility, model, certificate of invention and design patents, patent applications, registrations and applications for registrations, (ii) trademarks, service marks, logos, trade names and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data and documentation, (vi) trade secrets and confidential business information, whether patentable or nonpatentable, and know how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, (vii) other proprietary rights relating to any of the foregoing (including without limitation, remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions); and (viii) copies and tangible embodiments thereof;

         (g) all licenses, sublicenses or any similar agreements (to or from third parties) including, without limitation, those which relate to Seller's Proprietary Rights; and

         (h) subject to the satisfaction of the conditions for assumption and assignment under Section 365 of the Bankruptcy Code (the "Conditions for Assumption"), and further subject to Purchaser agreeing to reimburse Seller for any amounts owing to the lessors of such leases that must be paid as a Condition to Assumption, such of the contracts, licenses, leases and any other agreements to which Seller is a party (collectively, the "Contracts") listed on Schedule 1(h) as shall be designated by Purchaser (in its sole discretion) at least three business days prior to the Sale Hearing;

         2. Excluded Assets. Notwithstanding the provisions of Section 1, Seller shall not sell, transfer, assign or deliver to Purchaser, and Purchaser shall not purchase from Seller, any assets specified in writing by Purchaser at least three business days prior to the Sale Hearing (the "Excluded Assets" none of which for any purpose hereunder shall be deemed to be Assets).

         3. Assumption of Liabilities. Except to the extent otherwise provided in the designations pursuant to Section 1(h) (the "Designation of Assumption") or required under the Conditions for Assumption or under Section 363 of the Bankruptcy Code, Purchaser shall not assume or otherwise become liable with respect to any of the liabilities, claims or other obligations of Seller (including, without limitation, warranty claims or obligations owed under the Contracts as of the Closing Date).

         4. Purchase Price.

         (a) Subject to the terms of this Agreement, in consideration of the Transfer of the Assets on the Closing Date, Purchaser shall pay to Seller the amount of eight million

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dollars ($8,000,000), subject to possible adjustment under section 5 below (the
"Purchase Price"), payable at the Closing (as defined below), in cash or by certified check.

         (b) Concurrent with the execution and delivery of this Agreement, Purchaser has deposited with Seller the amount of one million dollars ($1,000,000) (the "Deposit"). At the Closing, the Deposit shall be credited against the Purchase Price. The Deposit shall remain the sole and exclusive property of Purchaser unless and until Purchaser purchases the Assets at the Closing or Seller is entitled to deduct from the deposit its damages on account of Purchaser's material failure to perform its obligations under this Agreement, as is more fully set forth in Section 15a hereof.

         (c) Neither party contemplates that any broker's, finder's, investment banker's, financial advisor's or similar fee will be payable to any entity in connection with this Agreement, or the transactions contemplated hereby, however, Seller shall bear sole responsibility for any such fee that is determined to be owing (other than as a result of obligations or commitments undertaken by Purchaser) and for the defense of any such assertion.

         5. Purchase of Materials, Collection of Account Receivables, Etc. In order to maintain the value of the accounts receivable and cash to be purchased by Purchaser, Seller should refrain from utilizing any cash in the debtor's accounts or any cash collected prior to the Closing Date for any of Seller's operating or non-operating expenses, except for payment for materials received after the commencement of Seller's Chapter 11 case and the Closing Date. The Purchaser and Seller acknowledge that the Budget is intended to reflect the minimum cost of operations. To the extent that Purchaser loans funds to Seller under that certain Loan and Security Agreement of even date herewith between Purchaser and Seller for the purchase of materials (or other similar expenses which, in the joint judgment of Purchaser and Seller (or determined by the Bankruptcy Court in the absence of such agreement), are not contemplated by the Budget and are necessary for the generation of further accounts receivable, and in the event that Purchaser purchases the Assets for the base consideration herein of $8,000,000, then the amount of such loans will be added to the base consideration of $8,000,000 in order to determine the Purchase Price, it being clearly understood by the parties hereto that in the event the Purchase Price equals or exceeds $8,600,000 as a result of competitive bidding, then the Purchase Price will not be so adjusted and each bidder will be bidding on the same basis to purchase all of the Seller's assets, including the accounts receivable or work in process generated as a result of Seller borrowing funds to purchase raw materials.

         6. Sales, Use and Transfer Taxes. Seller shall be liable for the payment of all sales, use and other transfer taxes applicable to the transfer of the Assets contemplated hereby.

         7. Representations and Warranties of Seller.

         Seller represents and warrants to Purchaser as follows:


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         (a) Power and Authority. Seller has all requisite corporate power and authority to enter into this Agreement and to assume and perform fully its obligations hereunder. The execution and delivery of this Agreement and the performance by Seller of its obligations hereunder have been duly and validly authorized by all necessary corporate action. This Agreement is a valid and binding obligation of Seller, enforceable in accordance with its terms.

         (b) Consents and Approvals. Except for the consent of the Bankruptcy Court, there is no requirement applicable to Seller to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation by Seller of the transactions contemplated by this Agreement. There is no lawsuit, proceeding or investigation pending or, to the best knowledge of Seller, threatened against Seller that seeks to prevent the consummation of the transactions contemplated hereby.

         (c) Disclosure. To the best of Seller's knowledge, the representations and warranties by Seller in this Agreement do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact necessary to make the statements herein or therein not misleading.

         (d) Contracts. Schedule 1(h) is a complete and accurate list of all of the material Contracts to which Seller is a party.

         (e) Intellectual Property.

             (i) Schedule 1(f) contains a complete and accurate list and brief description of all Proprietary Rights owned by Seller. Schedule 1(g)(i) contains a complete and accurate list and brief description of all licenses, sublicenses and similar licenses pursuant to which third parties have granted Seller rights to their Proprietary Rights. Schedule 1(g)(ii) contains a complete and accurate list and brief description of all licenses, sublicenses and similar licenses pursuant to which Seller has granted third parties rights to Seller's Proprietary Rights. Other than the Proprietary Rights listed in Schedule 1(f) and any Proprietary Rights relating to items listed in Schedule 1(g)(i), no Proprietary Rights are used in Seller's business or its products (including, without limitation, Innerware/G3, Inroute, Incarda, the BANC 6000, and the BANC 9000, and all variants and custom modules related to the foregoing) (collectively, the "Products"). Other than the Proprietary Rights relating to items listed in
     Schedule 1(g)(i), no third-party Proprietary Rights are used in Seller's business or Products, and Seller is not aware of any claim by any employee, consultant, officer or shareholder of Seller to any Proprietary Rights used in Seller's business or the Products.

             (ii) To the best of Seller's knowledge; a) Seller has the exclusive right to use all Proprietary Rights listed in Schedule 1(f) and any Proprietary Rights relating to items listed in Schedule 1(g)(i); b) Seller has granted no other licenses or other rights to its Proprietary Rights, other than those listed in Schedule 1(g)(ii); c)

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     on the Closing Date, Purchaser will own, subject to the provisions of any license, sublicense or similar agreements set forth in Schedule 1(g)(i) and
     Schedule 1(g)(ii), all Proprietary Rights listed in such Schedules; and d) there are no outstanding or threatened disputes or disagreements with respect to any license, sublicense or similar agreements listed in Schedule 1(g)(i) or Schedule 1(g)(ii).

             (iii) To the best of Seller's knowledge, none of the activities or business presently conducted by Seller infringes or violates, or constitutes a misappropriation of, any Proprietary Rights of any other person or entity. Except as set forth in Schedule 1(g)(iii), Seller has not received any complaint, claim or notice alleging any such infringement, violation or misappropriation, and Seller is not aware of any facts or reasons which would give rise to any claim therefor.

             (iv) Seller has supplied to, or made available for inspection by, Purchaser correct and complete copies of all licenses, sublicenses or other agreements (as amended to date) referred to in Schedule 1(g)(i) and
     Schedule 1(g)(ii). Except as set forth in Schedule 1(g)(i) and Schedule 1(g)(ii), with respect to such Proprietary Rights, and to the best of Seller's knowledge, (i) each such license, sublicense or other agreement is legal, valid and binding with respect to Seller and to every other party thereto, and (ii) neither Seller nor any other party is in material breach or default under any such license, sublicense or other agreement, and no event has occurred which, with notice and/or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration thereunder.

             (v) With respect to any trade secret described in Schedule 1(f), Seller has provided sufficient documentation, or made the same available for inspection, to accurately identify, explain and allow the full and proper use of such trade secret without special knowledge or memory of others. To the best of Seller's knowledge, all such trade secrets are presently valid and protectible, are not part of the public knowledge or literatures, and have not been used, divulged or appropriated for the benefit of any person other than Seller.

             (vi) Seller has taken all reasonable security measures to protect the secrecy, confidentiality and value of its Proprietary Rights. Each individual or entity responsible for developing any such Proprietary Right has assigned its rights thereto to Seller, and all of such rights of Seller are being assigned to Purchaser hereunder.

             (vii) To the best of Seller's knowledge, the transactions contemplated by this Agreement will not have an adverse effect on Seller's or Purchaser's interest in any of Seller's Proprietary Rights. All necessary consents or waivers relating to the Proprietary Rights listed therein which are required to consummate the transactions contemplated in this Agreement have been obtained.


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         (f) Brokers or Finders. To the best of Seller's knowledge, Seller does not and will not have any obligation to pay any broker's, finder's, investment banker's, financial advisor's or similar fee in connection with this Agreement, or the transactions contemplated hereby or thereby. Seller shall bear sole responsibility for any such fee that is determined to be owing (other than as a result of obligations or commitments undertaken by Purchaser) and for the defense of any such assertion.

         (g) Product Performance. To the best of Seller's knowledge, (i) the BANC 6000 performs in accordance with the technical specifications for such product which are attached to Schedule 1(f) and there are no material obstacles (assuming application of the necessary engineering resources) that would prevent the modification of such product to a fast packet switch and (ii) while the BANC 9000 is in the development stage and Purchaser acknowledges that it will take a substantial amount of development to complete such product, there are no material obstacles (assuming application of the necessary engineering resources) that would prevent the completion of such product so that it performs in accordance with the technical specifications for such product which are proposed or attached to Schedule 1(f).

         8. Representations and Warranties of Purchaser.

         Purchaser represents and warrants to Seller as follows:

         (a) Organization. Purchaser is a corporation duly organized and existing in good standing under the laws of the State of Delaware. Purchaser has the corporate authority to own its properties and to carry on its business as now conducted and to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

         (b) Power and Authority. Purchaser has all requisite corporate power and authority to enter into this Agreement and to assume and perform fully its obligations hereunder. The execution and delivery of this Agreement and the performance by Purchaser of its obligations hereunder have been duly and validly authorized by all necessary corporate action, and this Agreement is a valid and binding obligation of Purchaser enforceable in accordance with its terms.

         (c) Consents and Approvals. There is no requirement applicable to Purchaser to make any filing with, or to obtain any permit, authorization, consent or approval of, any governmental or regulatory authority as a condition to the lawful consummation by Purchaser of the transactions contemplated by this Agreement, except such permits, authorizations, consents or approvals which have been obtained. There is no lawsuit, proceeding or investigation pending or, to the best of Purchaser's knowledge, threatened against Purchaser that seeks to prevent the consummation of the transactions contemplated hereby.

         (d) Brokers or Finders. Purchaser does not and will not have any obligation to pay any broker's, finder's, investment banker's, financial advisor's or similar fee in connection with this Agreement, or the transactions contemplated hereby or thereby, by reason of any action taken by or on behalf of Purchaser.

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         (e) Disclosure. The representations and warranties by Purchaser in this
Agreement do not and will not contain any untrue statement of a material fact and do not and will not omit to state any material fact necessary to make the statements herein or therein not misleading.

         9. Covenants of the Seller:

         (a) Notice to Purchaser. Promptly provide telephonic and written notice to Purchaser of any one or more of the present 29 members of the Seller's engineering staff leaving the employ of Seller or giving notice of intent to leave the employ of Seller;

         (b) Access. Seller shall provide Purchaser and its agents with unlimited access to Seller's facilities, Assets and books and records at 5388 Sterling Center Drive, Westlake Village, California, and wherever else the Assets or books and records may be found, commencing upon execution and delivery of this Agreement and continuing through the Closing or the termination of this Agreement.

         (c) Actions of Seller. Seller shall take all such actions as may be reasonably necessary to consummate the transactions contemplated hereby, including without limitation, such actions as may be necessary to obtain prompt Bankruptcy Court approval of the transactions contemplated hereby. While Seller will cooperate with parties identifying themselves as potential bidders and Seller will assist such parties in conducting due diligence, by virtue of executing this Agreement, Seller has committed to use its best efforts to consummate the sale of its Assets to Purchaser and Seller shall not, therefore, undertake any activity seeking to solicit competing bidders to the bid of Purchaser (other than providing notice of the Sale Hearing and the Sale Procedures to those parties previously identified by the investment banker retained by Seller as prospective and interested purchasers and conducting any advertising as may be deemed necessary and prudent by the Bankruptcy Court).

         (d) Operation of the Business; Maintenance of Assets. From the date hereof to the Closing, except as expressly contemplated by this Agreement or otherwise consented to by Purchaser in writing, Seller shall: (i) carry on the business of Seller with respect to the Assets substantially in the manner set forth in the Budget (the "Budget") defined in, and delivered by Seller to Purchaser in connection with, the contemporaneous Loan and Security Agreement, and use its reasonable best efforts, consistent with the level of post-petition financing, to keep available the services of its present engineering staff and preserve its relationships with customers, suppliers and others having business dealings with it; and (ii) use its best efforts, consistent with the level of post-petition financing, to maintain and repair the Assets so that their condition and repair shall be substantially the same or better than their condition and repair as of July 16, 1997.

         (e) Seller to Preserve the Assets. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except as expressly contemplated by this Agreement, Seller shall not allow,

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perform, cause or permit any of the following, without the prior written consent of Purchaser.

             (i) Material Contracts. Enter into any contract or commitment, amend or otherwise modify or waive any of the terms of any of its contracts, other than in the ordinary course of business consistent with past practice and in no event shall such contract, commitment, amendment, modification or waiver be in excess of $5,000;

             (ii) Intellectual Property. Transfer to any person or entity any rights relating to its Proprietary Rights or take any other action, or fail to take any action, which action or failure to act adversely affects Seller's Proprietary Rights.

             (iii) Exclusive Rights. Enter into or amend any agreement pursuant to which any other party is granted marketing or other rights of any type or scope with respect to any of its products or technology;

             (iv) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets except in the ordinary course of business consistent with past practice;

             (v) Indebtedness. Incur any indebtedness for borrowed money (other than in connection with, the contemporaneous Loan and Security Agreement between Purchaser and Seller) or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others;

             (vi) Leases. Enter into any operating lease;

             (vii) Payment of Obligations. Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, provided however, that Seller may partially or fully satisfy existing lease obligations by returning the leased property to the lessor, subject to the consent of Purchaser;

             (viii) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements;

             (ix) Insurance. Materially reduce the amount of any material insurance coverage provided for in the Budget.

             (x) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Purchaser prior to the filing of such a suit, or (iii) for a breach of this Agreement;


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             (xi) Other. Take or agree in writing or otherwise to take, any of the action which would make any of Seller's representations or warranties contained in this Agreement untrue or incorrect or prevent Seller from performing or cause Seller not to perform its covenants hereunder.

         10. Covenant of the Purchaser. Purchaser shall take all such actions as may be reasonably necessary to consummate the transactions contemplated hereby, including without limitation such actions as may be necessary to obtain Bankruptcy Court approval of the transactions contemplated hereby.

         11. Closing. The consummation of the transactions contemplated hereby (the "Closing") shall take place at the offices of Pachulski, Stang, Ziehl & Young, 10100 Santa Monica Boulevard, Suite 1100, Los Angeles, California at 10:00 a.m. on the first business day when the conditions to Closing shall have been satisfied or waived in accordance with the terms of this Agreement and, in any event, not later than three business days after entry of a order of the Bankruptcy Court approving the transactions contemplated hereby (the "Closing Date"). At the Closing, the parties shall exchange the consideration, certificates and other documents required hereby.

         12. Conditions to Closing. The obligation of Purchaser to close the transactions contemplated hereby shall be subject to the fulfillment and satisfaction, prior to or at the Closing, of the following conditions, or the written waiver thereof by Purchaser:

         (a) The representations and warranties of Seller contained in this Agreement, to the best of Seller's knowledge, shall be true and correct on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date. Seller shall have performed and complied with all covenants and agreements required by this Agreement to be performed or complied with by Seller on or prior to the Closing Date.

         (b) No injunction or restraining order shall be in effect which forbids or enjoins the consummation of the transactions contemplated by this Agreement, no proceedings for such purpose shall be pending, and no federal, state, local or foreign statute, rule or regulation shall have been enacted which prohibits, restricts or delays the consummation hereof. No governmental litigation or governmental investigation or governmental proceeding seeking to enjoin or challenging, or seeking damages or relief in connection with, the transactions contemplated by this Agreement shall be pending, which in Purchaser's reasonable judgment (with advice of counsel), makes it inadvisable to proceed with the transaction contemplated by this Agreement.

         (c) The Bankruptcy Court shall have caused to be entered an order, in the form attached hereto as Exhibit "A" (the "Bankruptcy Court Order"), which order is not subject to any order staying the effectiveness or enforcement of the Bankruptcy Court Order. All other governmental and third party approvals, consents, licenses, permits or waivers necessary for consummation of the transactions contemplated by this Agreement shall have been obtained.


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         (d) The Bankruptcy Court shall have caused to be entered an order approving the Sale Procedures (as defined below) on at least as favorable terms as set forth below.

         (e) If designated by Purchaser, the third parties under any designated contracts shall have consented to, or the Bankruptcy Court shall have otherwise authorized, the assignment and assumption of such contracts to Purchaser, which consents or authorizations shall be in form and substance satisfactory to Purchaser in its sole and absolute discretion (the "Contract Consents/Authorization").

         (f) The Assets shall be in substantially the same (or better) condition and repair as existed on July 16, 1997, consistent with the level of post-petition financing, as determined in the exercise of the reasonable business judgment of Purchaser;

         (g) Seller shall have delivered, or caused to be delivered, to Purchaser the following documents and certificates (which shall be in form and substance satisfactory to Purchaser):

             (i) a certificate dated as of the Closing Date and signed by an executive officer of Seller expressly certifying that the conditions set forth in Sections 12(a) and 12(b) have been met and stating that all other conditions to Seller's obligations hereunder have been satisfied or waived;

             (ii) an original bill of sale and other good and sufficient instruments of transfer and conveyance in form sufficient and effective to vest in Purchaser good and marketable title to the Assets;

             (iii) a certificate of title for each motor vehicle included in the Assets, duly endorsed for transfer to Purchaser;

             (iv) UCC termination statements, collateral releases and other documents in form sufficient and effective to terminate all liens of record against the Assets (to the extent that any of such documents have not been made available to Seller after Seller exercising its reasonable best efforts to obtain the same, Seller may deliver such documents to Purchaser within a reasonable time after the Closing);

             (v) such other documents of transfer, conveyance and assignment in form sufficient and effective to Transfer all of the Assets to Purchaser as may be reasonably requested by Purchaser; and

         (h) The Closing shall have occurred no later than September 3, 1997.

         13. Sale Procedures. The parties acknowledge that the approval by the Bankruptcy Court of the transactions contemplated hereby shall be subject to overbidding in accordance with applicable statutes, regulations and Bankruptcy Court rules. Each and every obligation of Purchaser hereunder is expressly subject to and conditioned upon the

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



Bankruptcy Court approving sale procedures governing the sale of the Assets (the "Sale Procedures") no less favorable to Purchaser than set forth herein. Purchaser reserves the right (but shall be under no obligation) to consent to Sale Procedures less favorable to Purchaser than set forth herein, provided however, that Purchaser must provide notice to Seller within two business days of the Bankruptcy Court's determination of such less favorable Sale Procedures of Purchaser's intent to proceed with the transactions contemplated in this Agreement. The parties agree to request the Bankruptcy Court to approve the following Sale Procedures:

         (a) in order to afford the Purchaser overbid protection, any initial overbid shall be at least $8,600,000;

         (b) bidding in excess of any such initial overbid shall be permitted only in minimum increments of $100,000 until no more bids are received;

         (c) in order to be eligible to participate in open court bidding at the Bankruptcy Court hearing held for the purpose of approving Purchaser's offer and the terms of this Agreement, and for the purpose of entertaining higher bids from other bidders on the same terms as set forth in this Agreement other than the Purchase Price (the "Sale Hearing"), prospective bidders shall be required to submit a written bid to Seller in an amount of at least $8,600,000, and accompany such bid with a deposit delivered to Seller in the amount of one million dollars $1,000,000 in cash or by certified check, at least two business days prior to the Sale Hearing;

         (d) prospective bidders shall be provided the opportunity to view and evaluate the Assets prior to the Sale Hearing and the winning bidder shall consummate the purchase of the Assets and payment of the consideration therefor on or before the dates on which the Closing and the payments of Purchase Price are scheduled to take place hereunder;

         (e) all bids from prospective bidders shall (i) relate to a purchase of substantially all of the assets of Seller (other than those assets of Seller excluded by Purchaser from Schedule 1(a) and the Excluded Assets), and (ii) include, to the extent applicable, a binding commitment for debt financing required to fund such bid, adequate evidence that the bidder possesses or has access to funds required to fund the bid, and a binding commitment to close the purchase of the Assets no later than three business days after the entry of an order of the Bankruptcy Court approving the sale;

         (f) in the event that Seller sells the Assets for a purchase price in excess of $8,000,000 (whether at the Sale Hearing or otherwise), Purchaser shall be paid a breakup fee of $300,000 from the first $600,000 of sales proceeds in excess of $8,000,000;

         (g) Seller acknowledges that:

             (i) Seller was badly in need of working capital as of early spring of 1997;


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



             (ii) Seller unsuccessfully sought to obtain needed working capital from a public offering;

             (iii) Seller, after determining that it could not remain in business without additional working capital, and after exhausting other potential sources of obtaining working capital, thereafter retained the services of a prominent investment banking firm well known and experienced in the high technology arena for the purpose of locating a purchaser for Seller or Seller's assets;

             (iv) such investment banking firm located as many as five prospective purchasers that expressed enough interest in acquiring Seller or Seller's assets that they conducted due diligence on Seller with a view to submitting a purchase bid;

             (v) at the conclusion of such sale efforts Seller received no acceptable purchase bids;

             (vi) immediately prior to commencing its Chapter 11 case, virtually all of Seller's employees asserted claims for no less than one month's back wages, Seller had terminated virtually all of its employees other than its engineering staff, Seller had no cash to pay back wages or current wages even to its engineering staff, Seller was substantially delinquent on its accounts payable, Seller's major insurance policies had been canceled for nonpayment of premiums, Seller had little prospect of any significant collections from outstanding accounts receivable, Seller was in default to both of its two secured creditors, either of whom could have immediately commenced foreclosure of their security interests in Seller's assets, Seller owed approximately $90,000 in back rent to the landlord of Seller's leased headquarters and production facility and the landlord had already commenced an unlawful detainer action to recover the premises, Seller's financial plight was generally known by Seller's vendors and customers with the usual results, and other than the purchase bid made by Purchaser, Seller had exhausted all options other than a Chapter 7 bankruptcy or a secured creditor foreclosure;

             (vii) without the funds provided to Seller by the contemporaneous post-petition loan facility provided by Purchaser, Seller has little or no prospects for meeting its Chapter 11 administrative costs or defending a relief from stay motion by its secured creditors;

             (viii) Seller has no prospect for a Chapter 11 reorganization absent a major infusion of capital from outside sources, the prospects for which Seller exhausted prior to filing its Chapter 11 case;

             (ix) Seller is unaware of any other prospective purchaser that would be willing to negotiate with Seller on terms similar to those contained in this Agreement;

             (x) Purchaser has expressed its unwillingness to pursue such purchase bid without substantial assurance that Purchaser's bid will be the bid approved by the Bankruptcy Court and without substantial protection against Purchaser's effort and resources being expended for the benefit of a competing bidder;

             (xi) but for Purchaser's bid to acquire the Assets, Seller would likely file a Chapter 7 case, and the Assets would be sold for substantially less than $8,000,000 and possibly less than the approximately $4,900,000 amount required to satisfy the secured creditor claims; and

             (xii) Purchaser has made a substantial contribution to the Chapter 11 estate of Seller in the event that the Assets are sold by Seller for an amount in excess of $8,000,000, for which Purchaser is entitled to compensation in the form of a topping fee as set forth herein.

         (h) In view of the extreme and unusual circumstances set forth immediately above, Purchaser has required and Seller has agreed to the payment to Purchaser of a topping fee in the event that Seller sells the assets at the Sale Hearing for an amount in excess of Purchaser's bid. Purchaser shall be paid a topping fee from the overbid proceeds in the following amounts;

             (i) in the event that the Sales Hearing is completed (e.g., the Sale Hearing has occurred and the Bankruptcy Court has approved at the Sales Hearing a sale of the Assets) within fifteen calendar days of the Seller's Chapter 11 filing date, the topping fee shall be: a) 0% of the first $2,000,000 of overbid proceeds in excess of $8,600,000; b) 25% of next $500,000 of overbid proceeds ($10,600,001 to $11,100,000); c) 20% of next $500,000 of overbid proceeds ($11,100,001 to $11,600,000); d) 15% of next $500,000 of overbid proceeds ($11,600,001 to $12,100,000); e) 10% of next $500,000 of overbid proceeds ($12,100,001 to $12,600,000); f) 5% of next $500,000 of overbid proceeds ($12,600,001 to $13,100,000); g) zero on all further proceeds.

             (ii) in the event that the Sales Hearing is completed more than fifteen calendar days but less than thirty calendar days of the Seller's Chapter 11 filing date, the topping fee shall be: a) 0% of the first $750,000 of overbid proceeds in excess of $8,600,000; b) 30% of the next $750,000 of overbid proceeds ($9,350,001 to $10,100,000); c) 25% of next $750,000 of overbid proceeds ($10,100,001 to $10,850,000); d) 20% of next $750,000 of overbid proceeds ($10,850,001 to $11,600,000); e) 15% of next $750,000 of overbid proceeds ($11,600,001 to $12,350,000); f) 10% of next $750,000 of overbid proceeds ($12,350,001 to $13,100,000); g) 5% of next $750,000 of overbid proceeds ($13,100,001 to $13,850,000); h) zero on all further overbid proceeds.

             (iii) in the event that the Sales Hearing is completed more than thirty calendar days but less than forty-five calendar days of the Seller's Chapter 11 filing date, the topping fee shall be: a) 40% of the first $1,000,000 of overbid proceeds in excess of $8,600,000; b) 35% of the next $1,000,000 of overbid proceeds ($9,600,001 to $10,600,000); c) 30% of next $1,000,000 of overbid proceeds ($10,600,001 to $11,600,000); d) 25% of next $1,000,000 of overbid proceeds ($11,600,001 to $12,600,000); e) 20% of next $1,000,000 of overbid proceeds ($12,600,001 to $13,600,000); f) 15% of next $1,000,000 of overbid proceeds ($13,600,001 to $14,600,000); g) 10% of next $1,000,000 of overbid proceeds ($14,600,001 to $15,600,000); h) 5% of next $1,000,000 of overbid proceeds ($15,600,001 to $16,600,000); i) zero on all further overbid proceeds.

         (i) The prevailing bid shall be determined at the Sales Hearing and shall be the highest dollar amount bid (without consideration of net proceeds to be paid to Seller as a result of the topping fee contained herein) that conforms to the substantive terms of the sale of the Assets contained herein received from a bidder that has qualified in the manner set forth herein.

         14. Termination.

         (a) Anything herein to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing Date:

             (i) by mutual written consent of Purchaser and Seller;

             (ii) at the option of Purchaser, and upon notice to Seller, if the Bankruptcy Court fails to approve the Sale Procedures on or before July 24, 1997, or an order approving the Sale Procedures is not entered on or before July 31, 1997;

             (iii) if for any reason other than the failure of Purchaser or Seller to perform its obligations hereunder or to satisfy any conditions to Closing on its part to be satisfied, the Closing shall not have occurred on or before September 2, 1997, or such later date as Purchaser shall have designated in a written notice to Seller; or

             (iv) at the option of Purchaser, and upon notice to Seller, if any seven or more of the present 26 members of the Seller's engineering staff (excluding Giorgio Propersi, Ali Saleh, and Zareh Baghdasarian) leave the employ of Seller or give notice that they will leave the employ of Seller or give notice that they will not accept employment with Purchaser;

             (v) at the option of Purchaser, and upon notice to Seller, if any one or more of Giorgio Propersi, Ali Saleh, and Zareh Baghdasarian leaves the employ of Seller or gives notice that he will leave the employ of Seller or gives notice that he will not accept employment with Purchaser;

             (vi) in the event that the Bankruptcy Court approves a buyer of the Assets other than Purchaser at the Sale Hearing.

         (b) Upon the termination of this Agreement pursuant to this Section 14, all obligations of the parties hereto shall terminate without further liability of any party to the other and the Deposit shall be promptly returned to Purchaser.

         15. Default, Remedies.

         (a) If Purchaser materially defaults in the performance of Purchaser's obligations hereunder, or under the Loan and Security Agreement of even date herewith between Seller and Purchaser, Seller may declare Purchaser in default, refrain from taking any further action required on Seller's part hereunder, and, as Seller's sole and exclusive remedy, may retain $500,000 of the Deposit as Seller's liquidated damages.

         (b) If Seller materially defaults in the performance of Seller's obligations hereunder, Purchaser may declare Seller in default, refrain from taking any further action required on Purchaser's part hereunder, may seek specific performance (as contemplated by Section 16(i) below), and may seek to recover any damages to which Purchaser is legally entitled.

         16. Miscellaneous.

         (a) Entire Agreement. This Agreement and the other documents delivered in connection herewith constitutes the entire agreement of the parties with respect to the subject matter hereof.

         (b) Survival. The representations and warranties of the parties set forth herein or required to be provided pursuant hereto shall terminate at the Closing.

         (c) Further Assurances. From time to time after the Closing, Seller will execute and deliver to Purchaser such instruments of sale, transfer, conveyance, assignment and delivery, and such consents, assurances, powers of attorney and other instruments as may be reasonably requested by Purchaser or its counsel in order to vest in Purchaser all right, title and interest of Seller in and to the Assets, and otherwise in order to carry out the purpose and intent of this Agreement. Seller shall use its reasonable best efforts to obtain assignments for the benefit of Purchaser of interests in the Trademarks from third parties having any such interests; provided that Seller shall not be required to make any material expenditure of funds to obtain any such assignments.

         (d) Notices. Any and all notices or other communications or deliveries required or permitted to be given or made pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes if (i) sent by certified or registered mail, return receipt requested and postage prepaid, (ii) hand delivered, (iii) sent by a nationally recognized overnight courier or (iv) sent by telephone facsimile transmission as follows:

         If to Purchaser:

                   ACT Networks (BNS), Inc.
                   ACT Networks, Inc.
                   188 Camino Ruiz
                   Camarillo, CA  93012-6741
                   Telecopy No.:  (805) 388-3504
                   Phone No.:  (800) 367-2281

         With copies to:

                   Brobeck, Phleger & Harrison LLP
                   4675 MacArthur Court
                   Suite 1000
                   Newport Beach, CA  92660
                   Attention:  Frederic A. Randall, Jr.
                   Telecopy No.:  (714) 752-7522
                   Phone No.:  (714) 752-7535

                   Brobeck, Phleger & Harrison LLP
                   550 South Hope Street
                   Los Angeles, California  90071-2604
                   Attention:  Susan B. Hall, Esq.
                               Jeffery D. Hermann, Esq.
                   Telecopy No.: (213) 239-1324
                   Phone No.:  (213) 489-4060

         If to Seller:

                   Sourcecom, Inc.
                   5388 Sterling Center Drive
                   Westlake Village, CA  91361
                   Attention:  Giorgio Propersi
                               Ali Saleh
                   Telecopy No.: (818) 735-3505
                   Phone No.: (818) 735-3500

         With a copy to:

                   Pachulski, Stang, Ziehl & Young
                   10100 Santa Monica Boulevard
                   Suite 1100
                   Los Angeles, CA  90067-4102
                   Attention:  Jeremy V. Richards, Esq.
                               Bradley E. Brook, Esq.
                   Telecopy No.: (310) 201-0760
                   Phone No.:  (310) 277-6910

or at such other address as any party may specify by notice given to the other party in accordance with this paragraph. The date of giving of any such notice shall be the date three days following the posting of the mail, the date of hand delivery, the day after delivery to the overnight courier service or the date sent by telephone facsimile.

         (e) Waivers. The terms of this Agreement may be waived only by a written instrument signed by the party waiving compliance.

         (f) Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Delivery of an executed counterpart of the signature pages of this Agreement by telephone facsimile transmission shall be equally effective as delivery of a manually executed counterpart. Any party delivering an executed counterpart of the signature pages of this Agreement by telephone facsimile transmission shall thereafter also promptly deliver a manually executed counterpart, but the failure to deliver such manually executed counterpart shall not affect the validity, enforceability, and binding effect of this Agreement.

         (g) Governing Law; Severability. EXCEPT TO THE EXTENT THAT FEDERAL LAW SUPERCEDES, THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA, WITHOUT GIVING EFFECT TO ANY CHOICE OF LAW OR CONFLICT OF LAW PROVISION OR RULE (WHETHER OF THE STATE OF CALIFORNIA OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF CALIFORNIA. Should any clause, section or part of this Agreement be held or declared to be void or illegal for any reason, all other clauses, sections or parts of this Agreement shall nevertheless continue in full force and effect.

         (h) Assignment. This Agreement shall be binding upon, and inure to the benefit of, the parties and their respective successors and permitted assigns. This Agreement or any rights or obligations hereunder shall not be assignable by either party, except that Purchaser may (i) assign any or all of its rights and interests hereunder (A) to one or more of its affiliates or (B) in connection with the transfer of all or substantially all of the assets of Purchaser after the Closing Date, and (ii) designate one of more of its affiliates to perform its obligations hereunder (in any or all of which cases Purchaser shall nonetheless remain liable and responsible for the performance of all of its obligations hereunder).

         (i) Specific Performance. Each of the parties hereto acknowledges and agrees that the other would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached and to enforce specifically this Agreement and the terms and provisions thereof in any action instituted in any court of the United States or any state thereof having jurisdiction over Purchaser and Seller and the matter, in addition to any other remedy to which they may be entitled, at law or in equity.

         (j) Attorneys' Fees. In the event that any action, suit, or other proceedings is instituted to remedy, prevent, or obtain relief from a breach of this Agreement, or arising out of a breach of this Agreement, the prevailing party shall be entitled to recover from the non-prevailing party reasonable attorneys' fees incurred by such prevailing party in each and every such action, suit or other proceeding, including any and all appeals or petitions therefrom.

         (k) Sections and Headings. The Section and other headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or of any term or provision hereof. Except to the extent otherwise provided herein, references herein to Sections, subsections, clauses or Schedules are to the Sections, subsections, clauses or Schedules of this Agreement.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on the date and year first above written.


PURCHASER:                        ACT Networks (BNS), Inc., a wholly-owned
                                  subsidiary of ACT Networks, Inc.


                                  By: /s/ Andre DeFusco
                                      -----------------------------------
                                  Name:  Andre DeFusco
                                  Title: Vice President,
                                         Corporate Development


SELLER:                           Sourcecom, a California corporation


                                  By: /s/ Giorgio Propersi
                                      -----------------------------------
                                  Name:  Giorgio Propersi
                                  Title: President